Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 29, 2004

Harmony challenges Gold Fields’ management attempts to disenfranchise shareholders

Johannesburg, Thursday, 28 October - Harmony Gold today questioned Gold Fields’ management’s use of legal and other obstructive means to fight off Harmony’s offer to Gold Fields’ shareholders characterizing them as desperate attempts to divert attention away from the fundamental issue of shareholder value.

Harmony today asked whether Gold Fields’ executives were acting in their own interests or in the interests of their shareholders.

To date, Gold Fields’ management has resorted to obstructive and stalling legal tactics to block Harmony’s offer. These obstructive actions detract from, rather than address, the value proposition put forward in Harmony’s offer, specifically the question of value leakage inherent in the proposed IAMGold transaction.

“All of these actions by Gold Fields management amount to nothing more than an attempt to prevent shareholders from participating in Harmony’s premium offer and benefiting from the improved performance that Harmony’s proven management team can deliver,” said Bernard Swanepoel, Harmony CE.

In its latest move, Gold Field has applied to the High Court for an interdict to prevent Harmony from going ahead with its offer. This claim is based on the obscure logic that this is a general offer to the public to subscribe for shares – and hence requiring a prospectus. However Harmony’s offers are in fact share exchange offers to Gold Fields shareholders only.

This follows an application by Gold Fields to the Competition Tribunal, and a request for a hearing with the Securities Regulation Panel (SRP), alleging that Harmony and Norilsk Nickel, which holds 20% of Gold Fields’ ordinary shares, are acting as concert parties in the bid. This is despite the fact that the SRP has already pre-approved the Harmony offer to Gold Fields shareholders.

“In our opinion, this has nothing to do with the allegation of concert parties, but is about trying to block the early settlement mechanism,” said Bernard.

“The early settlement does not, as Gold Fields alleges, disenfranchise long-term shareholders in favour of arbitrageurs. In fact it allows long-term holders to take the risk out of the offer by locking in a price,” added Bernard. “We have received the blessing of the SRP and discussed the early settlement offer with the US Securities and Exchange Commission.”

In addition, it appears as if the record date for holders of American Depository Shares (ADSs) for voting on the IAMGold transaction has been set for 29 October.

This would have the effect of disenfranchising ADS holders who would not receive their documentation in time to lodge their forms of proxy. In the absence of proxies from the ADS holders, Gold Fields management could attempt to vote the ADSs at their sole discretion.

“We have to wonder if Gold Fields’ executive directors are acting in their own interests or in the interests of their shareholders. Their actions in attempting to frustrate the Harmony offer through the High Court, the SRP and the Competition Tribunal, suggests the former,” said Bernard.

“We prefer to engage respective shareholders in the merits of our value propositions. Gold Fields has not demonstrated an ability to deliver the kind of shareholder value that Harmony has.

“Our own record with assets previously owned by Gold Fields shows that minimum expectation of a 15% cost reductions in 18 months is reasonable,” he said.

Harmony continues to believe that Gold Fields’ rationale for the proposed IAMGold transaction is unconvincing and difficult to justify from both a value and structural perspective.

“It is clear to us that Gold Fields management are expecting Gold Fields shareholders to pay IAMGold shareholders more than twice the value of the IAMGold shares at the price they were trading at when that deal was announced.

“In return Gold Fields shareholders stand to lose out on its entire international portfolio, its exploration portfolio and almost all of its cash resources and cash flows. Gold Fields’ growth potential and dividend-paying ability will also be severely hampered.”

Prepared by: Beachhead Media and Investor Relations

Patrick Lawlor +27 11 214 2410 / +27 82 459 6709 (mobile)

Jennifer Cohen +27 11 214 2405/ +27 82 468 6469

On Behalf of: Harmony Gold

Further info:	Bernard Swanepoel +27 11 684 0140 / +27 83 303 9922
Or
Ferdi Dippenaar +27 11 684 0140 / +27 82 807 3684

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be

issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.